SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Jumei International Holding Limited

(Name of Subject Company)

Jumei International Holding Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.00025 per share*

(Title of Class of Securities)

48138L107**

(CUSIP Number of Class of Securities)

Sean Shao

Chairman of the Special Committee of the Board of Directors

Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District, Beijing 100007

People’s Republic of China

Tel: +86 10-5676-6999

With copies to:

Stephanie Tang, Esq.

Hogan & Lovells

11th Floor, One Pacific Place

88 Queensway

Hong Kong

Tel: +852-2219-0888

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

Table of Contents

Item 1.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Jumei International Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”). The Company’s principal executive office is located at 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, People’s Republic of China. The Company’s telephone number at this address is +86 10-5676-6999.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s class A ordinary shares, par value $0.00025 per share (“Class A Ordinary Shares”), and American depositary shares, each representing ten Class A Ordinary Shares (each, an “ADS”). As of February 25, 2020, there were (a) 63,255,412 Class A Ordinary Shares issued and outstanding (excluding the treasury shares in (c) and the shares in (d)), including 63,254,840 Class A Ordinary Shares represented by ADSs, (b) 50,892,198 class B ordinary shares of the Company, par value $0.00025 per share (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Shares”), (c) 36,346,294 Class A Ordinary Shares (all of which are represented by ADSs) held in treasury by the Company, and (d) 1,027,040 Class A Ordinary Shares (all of which are represented by ADSs) reserved (but not yet allocated) for issuance, settlement and allocation upon exercise or vesting of outstanding options to purchase Class A Ordinary Shares (each, a “Company Option”) and restricted share units (each, a “Company RSU”), granted by the Company under the Company’s 2011 Global Share Plan adopted in March 2011 (the “2011 Plan”) and the 2014 Share Incentive Plan adopted in April 2014 (the “2014 Plan”).

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

(b)-(c) Business and Background of the Company’s Directors and Executive Officers.

The name, citizenship, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of federal or state securities laws. Unless otherwise indicated, all directors and executive officers of the Company are citizens of the People’s Republic of China. Unless otherwise indicated, the business address of the directors and executive officers is 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, People’s Republic of China.

(d) Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Jumei Investment Holding Limited (“Purchaser”), an exempted company incorporated in the Cayman Islands and a wholly owned subsidiary of Super ROI Global Holding Limited, a British Virgin Islands business company (“Parent”), to acquire all of the outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) at an offer price of $2.00 per Class A Ordinary Share or $20.00 per ADS in cash (the “Offer Price”), without interest, subject to reduction for any applicable withholding taxes, $0.05 per ADS cancellation fees, $0.02 per ADS depositary service fees and other related fees with respect to Class A Ordinary Shares represented by ADSs pursuant to the terms and conditions of the Deposit Agreement, dated as of May 15, 2014 (the “Deposit Agreement”). Parent is ultimately wholly owned by The Leo Chen Trust. Vistra Trust (Singapore) Pte Limited is the trustee of The Leo Chen Trust, with Mr. Leo Ou Chen (the “Chairman”) as settlor and the Chairman and his family as beneficiaries. The Chairman is the founder, chairman of the board of directors, chief executive officer and acting chief financial officer of the Company. As of the date hereof, Parent has transferred 50,892,198 Class B Ordinary Shares to Purchaser. As a result, Parent indirectly holds 50,892,198 Class B Ordinary Shares which are all of the currently issued and outstanding Class B Ordinary Shares of the Company, representing approximately 44.6% of the outstanding Shares and 88.9% of the total voting power represented by all outstanding Shares of the Company (excluding 36,346,294 Class A Ordinary Shares held in treasury and 1,027,040 Class A Ordinary Shares reserved (but not yet allocated) for issuance, settlement and allocation upon exercise or vesting of Company Options and Company RSUs).

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The Offer is disclosed in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by the Chairman, Parent and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on February 26, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal for Class A Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”). The Offer to Purchase and forms of Letters of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2020 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement is summarized under the caption “Summary of The Merger Agreement,” of the Offer to Purchase. The Merger Agreement provides that no later than the third (3rd) business day after the satisfaction or waiver of the last of the conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. The Merger will be governed by Section 233(7) of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”), under which no shareholder vote is required to consummate the Merger. At the effective time of the Merger (the “Merger Effective Time”), (a) all 50,892,198 Class B Ordinary Shares held by Purchaser that are issued and outstanding immediately prior to the Merger Effective Time shall be converted into 50,892,198 class B ordinary shares in the surviving company, all of which shall be registered in the name of Parent; (b) all the Class A Ordinary Shares acquired and then held by Purchaser in the Company and the one ordinary share in Purchaser held by Parent that were issued and outstanding immediately prior to the Merger Effective Time shall be converted into 100,628,746 class A ordinary shares of the surviving company, all of which shall be registered in the name of Parent; and (c) each other Share outstanding immediately before the Merger Effective Time will be cancelled in exchange for the right to receive, upon their surrender, an amount equal to the Offer Price (the “Merger Consideration”), without interest and less any required withholding taxes, $0.05 per ADS cancellation fees, $0.02 per ADS depositary service fees and other related fees with respect to Class A Ordinary Shares represented by ADSs pursuant to the terms and conditions of the Deposit Agreement. As a result of the Merger, the Company’s ADSs will no longer be listed on the New York Stock Exchange, and the Company will cease to be a publicly-traded company, and the Company will become wholly owned by Parent.

The obligation of Purchaser to purchase Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) tendered in the Offer is subject to the non-waivable conditions (unless approved by the Special Committee) that (a) there will have been validly tendered (and not validly withdrawn) a number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that, together with any other Shares registered in the name of the Purchaser, constitutes at least 90% of the total voting power represented by the outstanding Shares of exercisable in a general meeting of the Company immediately before the expiration of the Offer (the “Minimum Condition”) and (b) Purchaser and Parent shall have sufficient fund, after taking into consideration the aggregate proceeds of the debt financing, cash on hand of Purchaser, Parent, the Company and its subsidiaries, available lines of credit and other sources of immediately available funds available to Parent and Purchaser, to pay (x) the aggregate Offer Price assuming all of the Class A Ordinary Shares and ADSs that are issued and outstanding and not owned by Purchaser are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer (the “Financing Condition”). The obligation of Purchaser to purchase Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) tendered in the Offer is also subject to the satisfaction or waiver of other conditions set forth in the Merger Agreement, including, (a) no law, statute, rule or regulation shall have been enacted or promulgated by any governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) which prohibits or makes illegal the consummation of the Offer or the Merger; (b) no order or injunction of a court or governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) shall have been in effect preventing the consummation of the Offer or the Merger in any material respect or imposing a Non-Required Remedy (as defined in the Merger Agreement); (c) the accuracy of the representations and warranties of the Company and compliance by the Company with the covenants contained in the Merger Agreement, subject to Material Adverse Effect (as defined in the Merger Agreement) and other materiality qualifiers; (d) the Company shall have performed or complied in all material respects with all agreements or obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time; (e) there not having been a Material Adverse Effect since the date of the Merger Agreement; (f) the Merger Agreement not being terminated; (g) the Company and Purchase shall have not agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs); and (h) receipt of the certificate executed by an authorized executive officer of the Company (collectively, the “Offer Conditions”). Subject to the satisfaction of the Minimum Condition and the Financing Condition, and the satisfaction or waiver by Purchaser or Parent of the other Offer Conditions, Purchaser will accept for payment, promptly after the expiration date of the Offer, all Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) tendered (and not validly withdrawn) under the Offer and pay for such Shares.

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Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) the Offer on February 26, 2020. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially be scheduled to expire one minute after 11:59 p.m., New York City time, on March 25, 2020, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letters of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has formed Purchaser for the purpose of engaging in the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(i) to the Schedule TO, the address of the principal executive office of each of Parent and Purchaser is 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, People’s Republic of China, and the telephone number at such principal office is +86 10 5280 2802.

The information relating to the Offer, including the Offer to Purchase, the Letters of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC filings page of the Jumei.com Investor Relations website, and the Offer to Purchase and the other related materials are available directly from D.F. King & Co., Inc., the information agent for the Offer, toll free at (866) 796-7178 (Banks and brokers may call collect at (212) 269-5550.) or via email at JMEI@dfking.com.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) Parent, Purchaser or their respective executive officers, directors or affiliates, or (2) the Company’s executive officers, directors or affiliates, on the other hand.

In connection with the consideration of the non-binding proposal from the Chairman to acquire the outstanding Shares, the Company’s board of directors (the “Board”) formed a special committee (the “Special Committee”) comprised of Mr. Sean Shao and Mr. Adam J. Zhao, each of whom is an independent and disinterested director of the Company, to act on behalf of the Company to consider the proposal by the Chairman.

The Special Committee and the Board were aware of the contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest described below in this Item 3 and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger.”

Arrangements between the Company, Parent and Certain of its Affiliates.

The Merger Agreement

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The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Parent or Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent or Purchaser, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained under the caption “Summary of The Merger Agreement,” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Transactions Related to the Company’s Corporate Structure

To comply with the applicable PRC laws, rules and regulations, the Company conducts its operations in China through contractual arrangements between its wholly owned PRC subsidiary, Chengdu Jumeiyoupin Science and Technology Co., Ltd. (“Chengdu Jumei”), and Reemake Media Co., Ltd. (“Reemake Media”), i.e. the affiliated consolidated entity of Chengdu Jumei. Reemake Media is 90.04% owned by the Chairman.

Shareholders’ Voting Rights Agreement. On April 20, 2017, the shareholders of Reemake Media entered into a shareholders' voting rights agreement with Chengdu Jumei. Pursuant to the shareholders' voting rights agreement, each of the shareholders of Reemake Media appointed Chengdu Jumei's designated person as their attorney-in-fact to exercise all shareholder rights, including, but not limited to, attending the shareholders' meeting, voting all matters of Reemake Media requiring shareholder approval, appointing or removing directors and executive officers, and disposing of all or part of the shareholder's equity interests in Reemake Media. The shareholders' voting rights agreement will remain in force for 20 years from the date of the agreement and shall be automatically extended for a period of one year unless Chengdu Jumei selects to terminate the agreement. The agreement can be extended for unlimited times.

Equity Pledge Agreements. On April 20, 2017, Chengdu Jumei, Reemake Media and the shareholders of Reemake Media entered into an equity pledge agreement. Pursuant to the equity pledge agreement, each of the shareholders of Reemake Media pledges all of their equity interests in Reemake Media to guarantee their and Reemake Media's performance of their obligations under the contractual arrangements including, but not limited to, the exclusive consulting and services agreement, exclusive purchase option agreement and shareholders’ voting rights agreement. If Reemake Media or its shareholders breach their contractual obligations under these agreements, Chengdu Jumei, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Reemake Media agree that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that they will take all necessary measures to prevent Chengdu Jumei's rights relating to the equity pledges from being prejudiced by the legal actions of the shareholders of Reemake Media. During the term of the equity pledge agreements, Chengdu Jumei has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will become effective on the date when the pledge of equity interests contemplated in the agreement are registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law and will remain effective until Reemake Media and its shareholders discharge all their obligations under the contractual arrangements.

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Exclusive Purchase Option Agreement. On April 20, 2017, Chengdu Jumei, Reemake Media and the shareholders of Reemake Media entered into an exclusive purchase option agreement. Pursuant to the exclusive purchase option agreement, each of the shareholders of Reemake Media irrevocably grants Chengdu Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Reemake Media, and the purchase price shall equal the lower of: (1) the amount shareholders contributed to Reemake Media as registered capital for the equity interests to be purchased or (2) the lowest price permitted by applicable PRC law. The purchase consideration shall be refunded by the nominee shareholders to Chengdu Jumei. In addition, Reemake Media grants Chengdu Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of Reemake Media’s assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Chengdu Jumei, the shareholders of Reemake Media may not, and shall procure Reemake Media not to, transfer or otherwise dispose of their equity interests in Reemake Media or create or allow any encumbrance on the equity interests, increase or decrease the registered capital, dispose of its assets, terminate any material contract or enter into any contract that is in conflict with its material contracts, appoint or remove any management members, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The exclusive purchase option agreement will remain effective until all equity interests in Reemake Media held by its shareholders and all assets of Reemake Media are transferred or assigned to Chengdu Jumei or its designated representatives.

Exclusive Consulting and Services Agreement. Under the exclusive consulting and services agreement between Chengdu Jumei and Reemake Media, dated April 20, 2017, Chengdu Jumei has the exclusive right to provide to Reemake Media consulting and services related to all technologies needed for Reemake Media's business. Chengdu Jumei owns the exclusive intellectual property rights created as a result of the performance of this agreement. Reemake Media agrees to pay Chengdu Jumei an annual service fee, at an amount equal to 95% of Reemake Media's annual revenue or an amount otherwise agreed by Chengdu Jumei and Reemake Media. In addition, Chengdu Jumei may provide other technology services specified by Reemake Media from time to time, and charge Reemake Media for the services at a rate mutually agreed by the parties. This agreement will remain effective for an unlimited term, unless Chengdu Jumei and Reemake Media mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law. Reemake Media is not permitted to terminate the agreement in any event unless required by applicable law.

Beneficial Ownership of Shares by Parent

According to the Schedule TO, other than as set forth in the Offer to Purchase or Schedule B to the Offer to Purchase, no transactions in the Shares have been effected during the past 60 days by Parent, Purchaser or, to the best of their knowledge, any associate or controlled subsidiary of Parent, Purchaser, the Company or any person listed in Schedule A to the Offer to Purchase. See also “Arrangements with the Company’s Directors and Executive Officers.”

Arrangements with the Company’s Directors and Executive Officers.

In considering the recommendation of the Special Committee and the Board set forth in “Recommendations of the Special Committee and the Board of Directors” in Item 4, you should be aware that aside from their interests as shareholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other shareholders generally. In particular, the Chairman is currently director and officer of Parent, and owns interests in Parent. The Chairman will control the Company following the Merger.

The Special Committee and the Board were aware of and have considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s shareholders should take these interests into account in deciding whether to tender their Class A Ordinary Shares and/or ADSs in the Offer. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

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Executive Officers of the Company

The Company’s executive officers are as follows:

Name	Position
Mr. Leo Ou Chen	Founder, Chairman of the Board of Directors, Chief Executive Officer and Acting Chief Financial Officer
Mr. Huipu Liu	Senior Vice President

If the Merger is completed, the Company’s executive officers, as of the Merger Effective Time, will continue to serve as the executive officers of the Company as the surviving company in the Merger (the “Surviving Company”); and the Company will be ultimately controlled and beneficially owned by the Chairman.

None of the Company’s executive officers have employment or change-of-control agreements or pre-negotiated severance agreements. The Company’s executive officers serve at the will of the Board, which enables the Company to terminate an executive’s employment with discretion concerning the terms of any severance arrangement.

Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Named Executive Officers

If the executive officers and directors of the Company tender their Class A Ordinary Shares and/or ADSs for purchase pursuant to the Offer or their Shares (other than Shares beneficially owned through Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent) are converted in the Merger for the right to receive the Merger Consideration, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of February 25, 2020, none of the executive officers and directors of the Company owned any Class A Ordinary Shares (which, for clarity, excludes Class A Ordinary Shares issuable upon the exercise of Company Options and the settlement of Company RSUs), including Class A Ordinary Shares represented by ADSs.

Effect of the Offer and the Merger on Company Compensatory Awards

At the Merger Effective Time and consistent with the terms of the 2011 Plan and the 2014 Plan, copies of which are filed as Exhibit (e)(2) and Exhibit (e)(3), respectively, to this Schedule 14D-9 and are incorporated herein by reference, each vested Company Option that is outstanding immediately prior thereto will be cancelled and converted into the right to receive an amount in cash equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price per Class A Ordinary Share of such vested Company Option, multiplied by (2) the total number of Class A Ordinary Shares underlying such vested Company Option. Any then-outstanding vested Company Option that has an exercise price per Class A Ordinary Share equal to or greater than the Merger Consideration will be cancelled at the Merger Effective Time and will not receive any payment for such vested Company Option.

At the Merger Effective Time and consistent with the terms of the 2011 Plan and the 2014 Plan, each unvested Company Option that is outstanding immediately prior to the Merger Effective Time shall be cancelled as of the Merger Effective Time, automatically and without action by the holder of such unvested Company Option, for no consideration.

At the Merger Effective Time and consistent with the terms of the 2011 Plan and the 2014 Plan, each vested Company RSU that is outstanding immediately prior to the Merger Effective Time will be cancelled as of the Merger Effective Time and converted into the right to receive in exchange therefor an amount of cash equal to (a) the Merger Consideration, multiplied by (b) the number of Class A Ordinary Shares underlying such vested Company RSU.

At the Merger Effective Time and consistent with the terms of the 2011 Plan and the 2014 Plan, each unvested Company RSU that is outstanding immediately prior to the Effective Time shall be cancelled as of the Merger Effective Time, automatically and without action by the holder of such unvested Company RSU, for no consideration.

Quantification of Payments Related to Company Compensatory Equity Awards Held by Directors and Named Executive Officers

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As of February 25, 2020, certain of the Company’s directors and executive officers held Company Options and Company RSUs that will be cancelled in exchange for a cash payment or cancellation in connection with the Merger, as follows:

•	Huipu Liu held vested and outstanding Company Options granted under the 2011 Plan to purchase an aggregate of 145,958 Class A Ordinary Shares, at exercise prices of $1.07692 per Class A Ordinary Share.

•	Huipu Liu held vested and outstanding Company Options granted under the 2014 Plan to purchase an aggregate of 250,000 Class A Ordinary Shares, at exercise prices of $15 per Class A Ordinary Share.

Employee Benefits Following the Merger

Under the terms of the Merger Agreement, upon completion of the Merger, the Company’s officers at the Merger Effective Time will be the officers of the Surviving Company. While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Merger Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Indemnification / Insurance

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. Specifically, Parent has agreed, for a period of six years following the Merger Effective Time, to cause the Surviving Company to exculpate and indemnify the present and former officers and directors of the Company against liabilities, costs and expenses incurred in connection with claims, suits and proceedings arising out of the fact that such person was an officer or director of the Company to the extent permitted by applicable law. In addition, all rights to indemnification, exculpation and advancement of expenses in favour of indemnitees as provided in the Company’s organizational and governing documents will continue for six years after the Merger Effective Time. The Merger Agreement also provides that the Company shall maintain its officers’ and directors’ liability insurance policies (the “D&O Insurance”) for a period of not less than six years with respect to claims related to any period of time at or prior to the Merger Effective Time. The Company may obtain a six-year “tail” prepaid policy on the D&O Insurance to satisfy this insurance obligation at a cost per year covered for such tail policy not to exceed 300% of the current annual premium for the Company’s directors’ and officers’ liability insurance policies.

Compensation of the Special Committee

The Special Committee consists of two independent members of the Board, Mr. Sean Shao and Mr. Adam J. Zhao. On January 21, 2020, the Board unanimously adopted written resolutions providing that each member of the Special Committee would receive a monthly compensation of $20,000 in exchange for his service on the Special Committee. Such payment is not contingent upon the completion of the Merger or any alternative transactions, or the Special Committee’s or the Board’s recommendation of the proposed transactions or any alternative transactions.

In recommending and approving the compensation structure, the Board considered, among other things, other compensation structures for special committees formed for purposes comparable to those for which the Special Committee was formed. The Board considered the nature and scope of the proposed transaction and the time expected to be required by the Special Committee member. The Board also considered the advantages and disadvantages of alternative arrangements, including retainers, and determined that the fee structure chosen was consistent with comparable transactions that it had reviewed with counsel.

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendations of the Special Committee and the Board of Directors.

The Special Committee reviewed the terms and conditions of the Offer and the Merger with the assistance of its legal and financial advisors and unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and all of the holders of Shares and ADSs other than the Chairman, Parent, Purchaser and their respective affiliates (the “Unaffiliated Security Holders”); (b) recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer; and (c) recommended that the Board take the Company Board Actions (as defined below), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

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The Board, acting upon the unanimous recommendation of the Special Committee, has (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders; (b) approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger; (c) approved the execution, delivery and performance by the Company of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger; and (d) recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer (such recommendation of the Board, the “Company Board Recommendation”, and together with the actions of the Board in the foregoing clauses (a), (b) and (c), the “Company Board Actions”), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, for the reasons described in more detail below and based on the recommendation of the Special Committee, the Board recommends that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Special Committee and the Board took into account a number of reasons, described under “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” below.

Background of the Offer and the Merger

The Board and senior management of the Company have been reviewing periodically the Company’s long-term strategic plan with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management of the Company also have periodically reviewed strategic alternatives that may be available to the Company.

On January 11, 2020, the Chairman delivered to the Board a preliminary non-binding proposal (the “Proposal”), announcing his intent to acquire all of the Shares that are not owned by him and his affiliates (the “Offeror Group”), including Shares represented by ADSs, for a purchase price of $20.0 per ADS in cash (the “Proposed Transaction”). In connection with finalizing the Proposal and preparing for the Proposed Transaction, the Offeror Group retained Skadden, Arps, Slate, Meagher & Flom (“Skadden”) as its U.S. legal advisor.

On January 11, 2020, the Board held a telephonic meeting to discuss, among other things, the Proposal Letter. The Board determined that it was in the best interests of the Company to establish the Special Committee consisting of Mr. Sean Shao and Mr. Adam J. Zhao, with Mr. Sean Shao serving as chairman of the Special Committee. The Special Committee was granted, by way of unanimous written resolutions by the Board on January 21, 2020, the power and authority to (i) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of the Proposed Transaction and any alternative transaction, including the authority to determine not to proceed with any such process, procedures, review or evaluation; (ii) respond to any communications, inquiries or proposals regarding the Proposed Transaction or any alternative transaction; (iii) review, evaluate, investigate, pursue and negotiate the terms and conditions of the Proposed Transaction or any alternative transaction; (iv) solicit expressions of interest or other proposals for alternative transactions to the extent the Special Committee deems appropriate; (v) recommend to the Board and the Company whether the Proposed Transaction or any alternative transaction is advisable and is fair to, and in the best interests of, the Company and its shareholders (or any subset of the shareholders of the Company that the Special Committee determines to be appropriate); (vi) recommend rejection or approval of the Proposed Transaction or any alternative transaction to the Board; (vii) effect or recommend to the Board the consummation of the Proposed Transaction or any alternative transaction; (viii) review, analyze, evaluate and monitor all proceedings and activities of the Company related to the Proposed Transaction or any alternative transaction; (ix) take such actions as the Special Committee may deem to be necessary or appropriate in connection with anti-takeover provisions, including, without limitation, actions with respect to the adoption, amendment or redemption of a shareholder rights plan; (x) investigate the Company and any prospective acquirers, the Proposed Transaction or alternative transaction and matters related thereto as it deems appropriate; (xi) review and comment upon any and all documents and other instruments used in connection with the Proposed Transaction or any alternative transaction, including any and all materials to be filed with the SEC and other governmental and non-governmental persons and entities; (xii) authorize the issuance of press releases and other public statements, including filings with the SEC and other governmental and non-governmental persons and entities as the Special Committee considers appropriate regarding the Proposed Transaction or any alternative transaction or consideration thereof; and (xiii) take such other actions as the Special Committee may deem to be necessary or appropriate for the Special Committee to discharge its duties.

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On January 11, 2020, the Special Committee determined to retain Hogan Lovells as its U.S. legal advisor to assist the Special Committee in evaluating and negotiating the Proposed Transaction or any alternative transaction. The Special Committee’s decision was based on, among other factors, Hogan Lovells’s qualifications, extensive experience with mergers and acquisitions transactions, including representation of special committees in going private transactions, and its significant history of working with China-based companies.

On January 12, 2020, the Company issued a press release regarding its receipt of the Proposal, the establishment of the Special Committee, and the Special Committee's appointment of Hogan Lovells as its U.S. legal advisor. On January 13, 2020, the Company furnished to the SEC its press release as an exhibit to a current report on Form 6-K.

During the ensuing days, the Special Committee considered the proposals of two candidate investment banks, including their experience with similar transactions, reputation, knowledge of the relevant industry, fee proposals, and relevant qualifications of team members and potential conflicts of interests. After discussion, the Special Committee decided to engage Houlihan Lokey (China) Limited (“Houlihan Lokey”) as its financial advisor. Among the reasons for Houlihan Lokey’s selection were their extensive experiences in mergers and acquisitions transactions, its strong reputation, its significant experience dealing with China-based companies, and its lack of existing material relationships with the Company or the Offeror Group. The Special Committee, on behalf of the Company, subsequently entered into an engagement letter with Houlihan Lokey on January 14, 2020.

On January 14, 2020, the Company issued a press release regarding the Special Committee’s appointment of Houlihan Lokey as its financial advisor. On January 15, 2020, the Company furnished to the SEC its press release as an exhibit to a current report on Form 6-K.

During the ensuing days, the Special Committee also discussed draft communications and confidentiality guidelines prepared by Hogan Lovells for directors, officers and employees of the Company to follow in light of and in connection with the Proposed Transaction and any alternative transaction, including guidelines on what information can and should be provided to the Offeror Group and to third parties involved in or potentially interested in pursuing an alternative transaction, and the circumstances and conditions under which such information should be provided. The guidelines were adopted by the Special Committee and subsequently delivered to the management on January 15, 2020.

On January 21, 2020, the Special Committee convened an organizational meeting by telephone with Hogan Lovells and Houlihan Lokey. During the meeting, Hogan Lovells led the Special Committee in a discussion of its key duties and responsibilities in the context of a going private transaction and suggested key guidelines for the Special Committee to consider in this context. Thereafter, the Special Committee engaged in a discussion with its advisors regarding establishing a process and adopting a strategy and practices designed to maximize shareholder value. The Special Committee requested that its advisors to engage in discussion with the Offeror Group to better understand their financing plan and corresponding timing in connection with their proposal. The Special Committee was informed of and considered the comments from investors, and instructed its advisors to keep monitoring comments from investors and take all relevant factors, including such comments, into consideration while assisting the Special Committee in evaluating the Proposed Transaction. Then the Special Committee engaged in a discussion with its advisors regarding the communication protocol with respect to potential investor questions and market inquires. After discussion, the Special Committee decided that all questions from external parties should be addressed to Houlihan Lokey who should consult the Special Committee and Hogan Lovells in responding to such questions.

Between January 17, 2020 to January 23, 2020, representatives of Skadden and Hogan Lovells had a number of discussions on the legal matters of the Proposed Transaction, including, among others, the feasibility of a two-step merger and the terms and conditions related thereto.

On January 24, 2020, Skadden sent an initial draft of the merger agreement to Hogan Lovells.

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On January 28, 2020, the Special Committee held a telephonic meeting with Hogan Lovells and Houlihan Lokey. During the meeting, Houlihan Lokey provided the Special Committee with an update on its valuation analysis. Hogan Lovells then summarized for the Special Committee the key issues contained in the initial draft of the merger agreement surrounding the two-step merger structure, financing, fiduciary out, closing conditions and termination rights. The Special Committee, after discussions with its financial and legal advisors, instructed Houlihan Lokey to get more information in order to perform a thorough financial analysis and valuation of the Company.

Between January 14, 2020 and February 21, 2020, Houlihan Lokey had a number of discussions with the Company with respect to the management financial projections and historical financial information, and had a number of meetings and discussions with the Offeror Group regarding its funding plan.

Between February 3, 2020 and February 11, 2020, representatives of Hogan Lovells and Skadden had a number of discussions on the legal matters of the Proposed Transaction and the terms of the merger agreement. On February 11, 2020, Hogan Lovells sent the preliminary comments of the Special Committee to the draft merger agreement to Skadden.

On February 4, 2020, February 11, 2020 and February 14, 2020, the Special Committee held telephonic meetings with Hogan Lovells and Houlihan Lokey. During the meetings, the Special Committee discussed with its advisors regarding the terms of merger agreement being negotiated, the valuation analysis and the Offeror Group’s financing plan consisting of debt financing from Tiga Investments Pte. Ltd., cash on hand of the Offeror Group and the Company and its subsidiaries, available lines of credit and other sources of immediately available funds available to the Offeror Group. At the February 14 meeting, the Special Committee commented that the merger agreement shall contain an "outside date" which is at least six months following the signing date of the merger agreement. The Special Committee further decided that the overall offer from the Offeror Group needed to be improved, including the offer price and the financing sufficiency and certainty, and instructed its advisors to communicate with the Offeror Group regarding a price increase.

Later on February 14, 2020, representations of Houlihan Lokey had telephonic discussions with the Chairman requesting a price increase. The Chairman rejected the price increase request, citing the significant decrease of the Company's trading price since the announcement of the Proposal, and the negative impact on the Company's business as a result of recent outbreak of coronavirus disease (COVID-19).

On February 15, 2020, the Special Committee held a telephonic meeting with Hogan Lovells and Houlihan Lokey. At the meeting, Houlihan Lokey presented its financial analysis to the Special Committee based on the preliminary financial due diligence and the Special Committee discussed various aspects of the financial analysis with Houlihan Lokey. At the same meeting, the Special Committee further discussed how to best assess whether the Proposed Transaction was the likely best alternative available, including whether it is necessary to perform a market check. After taking into consideration all available facts, including (i) that the Offeror Group holds approximately 88.8% voting power in the Company, (ii) that the Offeror Group has made it clear that it is committed to the current proposal only, (iii) the Company's efforts to seek third party financing in the past with no fruitful outcome, (iv) that the Special Committee may change its recommendation of the current proposal to pursue alternative transactions in accordance with the terms of the merger agreement, the Special Committee then came to the view that although it would not pursue an active market check at this stage of the privatization process, it would remain open to any competing bids received or alternative transactions available.

On February 18, 2020, February 19, 2020 and February 23, 2020, the Special Committee held telephonic meetings with Hogan Lovells and Houlihan Lokey regarding the Offeror Group's financing arrangement and the material terms of the merger agreement.

On February 23, 2020, the Special Committee held a telephonic meeting with Hogan Lovells and Harneys. During the meeting, Harneys advised the Special Committee on certain legal matters of Cayman Islands law with respect to the Merger.

Between February 12, 2020 and February 24, 2020, representatives of Hogan Lovells and Skadden continued to negotiate and finalize the merger agreement and the related documentation.

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On February 25, 2020, the Special Committee held a telephonic meeting with Hogan Lovells and Houlihan Lokey. Hogan Lovells reviewed the fiduciary duties applicable to the Special Committee in connection with the Proposed Transaction and the key terms in the merger agreement. Houlihan Lokey then presented its financial analyses to the Special Committee and verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee on the same date), as to the fairness, from a financial point of view, of the consideration of $2.00 per Share or $20.00 per ADS to be received by the Unaffiliated Security Holders in the Proposed Transaction pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion. Please see “Opinion of the Special Committee’s Financial Advisor” beginning on page 18 for additional information regarding the financial analysis performed by Houlihan Lokey and the opinion rendered by Houlihan Lokey to the Special Committee. After considering the presentations of Hogan Lovells and Houlihan Lokey, including Houlihan Lokey’s fairness opinion, and taking into account the other factors described below under the heading titled “Reasons for the Offer and the Merger; Recommendation of the Special Committee” in this Item 4, the Special Committee then unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders; (b) recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer; and (c) recommend that the Board take the following actions: (i) determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders, (ii) approve and adopt the Merger Agreement and declare it advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger, (iii) approve the execution, delivery and performance by the Company of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger, and (iv) recommend that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Parent pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Following the meeting of the Special Committee, the Board convened a meeting with Hogan Lovells and Houlihan Lokey. After fully disclosing his interests in the proposed transaction (which interests are described under the headings “Arrangements between the Company, Parent and Certain of its Affiliates” and “Arrangements with the Company’s Directors and Executive Officers” in Item 3 of this Schedule 14D-9 and under the heading “Interests of Jumei’s Directors and Executive Officers in the Offer and the Merger” in the Offer to Purchase), the Chairman left the meeting and did not participate in or vote upon any matters discussed during the meeting. The Special Committee then provided to the Board an overview of the Proposed Transaction and presented its recommendation to the Board. After considering the proposed terms of the Merger Agreement and the recommendation of the Special Committee, the Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders; (ii) approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger; and (iv) recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Parent pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. See “Recommendation of the Board” beginning on page 17 for a full description of the resolutions of the Board at this meeting.

Later in the evening on February 25, 2020, the Company, Parent and Purchaser executed the Merger Agreement, the Company then issued a press release announcing the execution of the Merger Agreement, and furnished the press release and the Merger Agreement as exhibits to its current report on Form 6-K.

On February 26, 2020, Purchaser commenced the Offer.

Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger

The Special Committee, acting with the advice and assistance of its legal and financial advisors, evaluated and negotiated the Offer and the Merger, including the terms and conditions of the Merger Agreement, and unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders; (b) recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. The Special Committee also unanimously recommended to the Board that it, in each case, on the terms and subject to the conditions set forth in the Merger Agreement:

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•	determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders;

•	approve and adopt the Merger Agreement and declare it advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger;

•	approve the execution, delivery and performance by the Company of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger; and

•	recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer.

Reasons for the Offer and the Merger; Recommendation of the Special Committee

The Special Committee held 11 meetings to discuss, among other things, Parent’s proposal regarding the Proposed Transaction (as it was revised from time to time), the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. In the course of reaching its determination and making its recommendations, the Special Committee considered, in consultation with its financial and legal advisors, information with respect to the Company’s financial condition, results of operations, businesses, competitive position and business strategy, on a historical and prospective basis, as well as current industry, economic and market conditions and trends, comments from investors, and the non-compliance with NYSE requirements.

The Special Committee considered the following factors as being generally supportive of its determination and recommendations:

•	the Special Committee’s understanding of the Company’s industry, business, operations, financial condition, earnings, strategy and prospects of the Company (including the risks involved in achieving these prospects), as well as the Company’s historical and projected financial performance;

•	the ongoing business challenges faced by the Company, including, among other things, (a) the decline in market share of the Company’s e-commerce business; and (b) increasing competition faced by the Jiedian power bank sharing business and the live video broadcasting business which require consistent cash support for expansion of the businesses;

•	the current and historical prices of the ADSs of the Company, including the fact that the per ADS Offer Price of $20.0 resulted in a premium of approximately 14.7% over the closing price of the ADSs of the Company of $17.43 on January 10, 2019 (the unaffected share price prior to the public announcement of the Proposal), and approximately 4.9% over the volume weighted average price of the ADSs of the Company of $19.06 for the thirty trading day period prior to the public announcement of the Proposal;

•	the potential risks to the Unaffiliated Security Holders in continuing to hold the Company’s publicly traded ADSs, including the Special Committee’s assessment after consulting with Houlihan Lokey, that the Company’s ADSs would likely trade materially lower in the event that the Proposed Transaction could not be finalized;

•	the Special Committee’s consideration of the risks and potential likelihood of achieving greater value for the Unaffiliated Security Holders by pursuing strategic alternatives to the Offer and the Merger, including continuing as an independent public company and pursuing the Company’s management plan, relative to the benefits of the Offer and the Merger, taking into account that, because the Chairman and his affiliates currently own approximately 44.6% of all the issued and outstanding Shares of the Company (excluding 36,346,294 Class A Ordinary Shares (all of which are represented by ADSs) held in treasury by the Company and 1,027,040 Class A Ordinary Shares (all of which are represented by ADSs) reserved (but not yet unallocated) for issuance, settlement and allocation upon exercise or vesting of the Company Options and Company RSUs), which represent approximately 88.9% of the aggregate voting power of the Company, any alternative extraordinary transaction would require approval by the Chairman and his affiliates, and that the Chairman stated in the Proposal that the Chairman and his affiliates, in their capacities as shareholders of the Company, have no interest in selling their Shares or in participating in any other transaction involving the Company;

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•	the belief by the Special Committee that the Offer Price was the highest price that could reasonably be obtained from Parent, that the terms set forth in the Merger Agreement were the most favourable terms Parent would be willing to agree to and that further negotiations would create a risk of causing Parent to abandon the transaction altogether or materially delay the entry into a definitive agreement for the transaction;

•	the fact that after the Offer and the Merger, the Company will no longer be subject to the costly reporting and other disclosure requirements of the Exchange Act;

•	the fact that, based on the Company’s disclosure in its annual report on Form 20-F for the fiscal year ended December 31, 2018, it has no intention to pay cash dividends in the foreseeable future. Therefore, it is unlikely that the shareholders of the Company will have any opportunity to make profits from their investments in the Company without liquidating their ADSs;

•	the fact that, since the public announcement of the Proposal and the public announcement on January 15, 2020 of the engagement of Houlihan Lokey, none of the Company, the Special Committee or any of the Special Committee’s legal and financial advisors received any inbound inquiries from third parties relating to a potential alternative acquisition transaction with the Company;

•	the debt financing commitments provided to Parent by Tiga Investments Pte. Ltd. in connection with the Offer and the Merger and the fact that such financing was committed on or prior to the execution of the Merger Agreement;

•	the fact that the Unaffiliated Security Holders will receive cash for their Shares and ADSs and will therefore have immediate liquidity and receive certain value for their shares at $2.00 per Share or $20.00 per ADS, particularly in light of the relatively limited trading volume of the ADSs of the Company;

•	the anticipated timing of the consummation of the Offer and the Merger, and the structure of the transaction as a cash tender offer for all outstanding Shares and a merger effected pursuant to Section 233(7) of the Companies Law, which allows for the potential for closing in a relatively short timeframe;

•	the likelihood that the Offer and the Merger would be completed, based on, among other things, (a) the limited number and nature of the conditions to the completion of the Offer and the Merger, and (b) the Company’s ability, pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Parent and to specifically enforce the terms of the Merger Agreement;

•	that although Purchaser’s obligation to complete the Offer and the Merger is subject to the receipt of financing, Purchaser had committed financing sufficient to do so, and would be required to pay a $5,000,000 termination fee if the Offer or the Merger were not consummated as a result of a financing failure;

•	the fact that, if the Company terminates the Merger Agreement under certain circumstances, Parent would be required pay a termination fee of $5,000,000 to the Company;

•	potential adverse effects on the Company’s business, financial condition and results of operations caused by recent economic and social conditions in the PRC, which have resulted in reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing, the current coronavirus outbreak and reduced market confidence;

•	the recognition that, as a privately-held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long term financial performance without the pressures caused by the public equity market’s valuation of the Company and emphasis on short-term period-to-period performance;

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•	the recognition that, as an SEC-reporting company, the Company is required to disclose a considerable amount of business information to the public, some of which would otherwise be considered proprietary and competitively sensitive and would not be disclosed by a non-reporting company and which potentially may help our actual or potential competitors, customers, lenders and vendors compete against us or make it more difficult for us to negotiate favourable terms with them, as the case may be;

•	the recognition that, as an SEC-reporting company, the Company’s management and accounting staff, which comprises a handful of individuals, must devote significant time to SEC reporting and compliance;

•	the oral opinion of Houlihan Lokey, subsequently confirmed by delivery of a written opinion dated February 25, 2020 to the Special Committee, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Houlihan Lokey as set forth in its written opinion, the consideration of $2.00 per Share or $20.00 per ADS to be received by the Unaffiliated Security Holders pursuant to the Merger Agreement was fair, from a financial point of view, to the Unaffiliated Security Holders, as more fully described in the section entitled “Opinion of Special Committee’s Financial Advisor”; and

•	the terms and conditions of the Merger Agreement, as discussed in more detail in the section entitled “The Merger Agreement”, which the Special Committee, after consulting with Hogan Lovells, considered to be reasonable and consistent with relevant precedent transactions.

The Special Committee also considered a number of factors discussed below, relating to the procedural safeguards that it believes were and are present to ensure the fairness of the Offer and the Merger. The Special Committee believes these factors support its determinations and recommendations and provide assurance of the procedural fairness of the Offer and the Merger:

•	the non-waivable conditions (unless approved by the Special Committee) to the closing of the Offer that (a) there will have been validly tendered (and not validly withdrawn) a number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that, together with any other Shares registered in the name of the Purchaser, constitutes at least 90% of the total voting power represented by the outstanding Shares exercisable in a general meeting of the Company immediately before the expiration of the Offer; and (b) Purchaser and Parent shall have sufficient funds, after taking into consideration the aggregate proceeds of the debt financing, cash on hand of Purchaser, Parent, the Company and its subsidiaries, available lines of credit and other sources of immediately available funds available to Purchaser and Parent, to pay (x) the aggregate Offer Price assuming all of the Class A Ordinary Shares and ADSs that are issued and outstanding and not owned by Purchaser are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer;

•	the exclusive authority granted to the Special Committee by the Board to negotiate the terms and conditions of the definitive agreement with respect to the Proposed Transaction, or to determine not to pursue any transaction involving the Chairman or Parent, and the fact that Parent committed not to proceed with the transaction without a favourable recommendation from the Special Committee and also agreed to related information sharing protocols to maintain the separateness of Parent and the Company during the course of negotiating;

•	that the Special Committee consists solely of independent and disinterested directors;

•	that the compensation provided to the members of the Special Committee in respect of their services was not contingent on the Special Committee approving the Merger Agreement and taking the other actions described in this Schedule 14D-9;

•	the members of the Special Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s Unaffiliated Security Holders, except for indemnification, continuing directors and officers liability insurance coverage and the receipt of fees for service on the Special Committee;

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•	that the Special Committee held 11 meetings to discuss and evaluate the Proposed Transaction and each member of the Special Committee was actively engaged in the process;

•	that the Special Committee retained and received the advice of (a) Houlihan Lokey as its financial advisor and (b) Hogan Lovells as its legal advisor;

•	that the financial and other terms and conditions of the proposed transaction were the product of extensive negotiations between the Special Committee, with the assistance of its financial and legal advisors, on the one hand, and Parent and its representatives, on the other hand; and

•	that, prior to the acceptance time of the Offer, under specified circumstances, the Board (upon recommendation of the Special Committee) may change its recommendation in favour of the Merger in response to superior proposals and certain other intervening events (as discussed in more detail in the section entitled “The Merger Agreement – No Solicitation” of the Offer to Purchase), subject to paying Parent a termination fee of $2,500,000 in the event the Merger Agreement is terminated in connection therewith.

In the course of reaching its determinations and making its recommendations, the Special Committee also considered the following countervailing factors concerning the Merger Agreement and the Offer and the Merger:

•	the possibility that Purchaser will be unable to obtain the debt financing proceeds, in which case Purchaser may not be able to complete the Offer and the Merger and the Company would have the option, on the terms and subject to the conditions set forth in the Merger Agreement, to terminate the Merger Agreement and obtain a termination fee of $5,000,000 from Purchaser;

•	that the Unaffiliated Security Holders will have no ongoing equity participation in the Company following the Merger and that those shareholders will cease to participate in the Company’s future earnings or growth, if any, and will not benefit from increases, if any, in the value of the Class A Ordinary Shares of the Company;

•	the possibility that (a) the controlling shareholders’ ownership of a significant percentage of the voting power of the Shares of the Company and their public expression of unwillingness to consider alternative sale transactions and (b) the termination fee payable by the Company to Parent upon the termination of the Merger Agreement under certain circumstances may discourage other potential acquirers from making an alternative acquisition proposal for the Company;

•	that the Merger Agreement precludes the Company from actively soliciting alternative acquisition proposals, and the possibility that the Company may be obligated to pay Parent a termination fee if the Merger Agreement is terminated under certain circumstances;

•	the risk, in the event the Offer and the Merger do not close, of incurring substantial expenses related to the Offer and the Merger;

•	the possibility that, at some future time, Parent could sell some or all of the Company or its securities, businesses or assets to one or more purchasers at a valuation higher than that available in the Offer and the Merger, and that the Unaffiliated Security Holders would not be able to participate in or benefit from such a sale;

•	the risk that, while the Offer and the Merger are expected to be completed, there can be no guarantee that all conditions to Purchaser’s obligations to complete the Offer or the parties’ obligations to complete the Merger will be satisfied, and as a result, it is possible that the Offer and the Merger may not be completed even if the Minimum Condition is satisfied;

•	the risks and costs to the Company of the pendency of the Offer and the Merger or if the Offer and the Merger do not close, including the potential effect of the diversion of management and employee attention from the Company’s business, the substantial expenses which the Company will have incurred and the potential adverse effect on the relationship of the Company and its subsidiaries with their respective employees, agents, customers and other business contacts;

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•	that because the Merger will be effected pursuant to a “short-form” merger under Section 233(7) of the Companies Law, the Merger does not require approval by the Company’s shareholders. The Unaffiliated Security Holders will not therefore have the opportunity to vote on the Merger. Further, the Unaffiliated Security Holders will not be able to exercise any dissenters’ rights under Section 238 of the Companies Law;

•	the possibility that if the Merger Agreement is terminated under certain specified circumstances, the Company may be required to pay Parent a termination fee of $2,500,000, as more fully described in the Offer to Purchase under the heading “Special Factors – Section 7. Summary of the Merger Agreement— Termination Fees”;

•	that the receipt by shareholders of the Offer Consideration and the Merger Consideration will be taxable transactions for U.S. federal income tax purposes as described under the section entitled “Certain United States Federal Income Tax Consequences” of the Offer to Purchase; and

•	that certain of the Company’s officers and directors may have interests in the Offer and the Merger that are different from, or in addition to, the interests of the Company’s shareholders, including the vesting of share options and restricted share units held by officers, certain of the Company’s directors’ and officers’ involvement with Parent, the interests of the Company’s directors and officers in being entitled to continued indemnification and insurance coverage from the Surviving Company under the Merger Agreement and the Company’s organizational and governing documents and other interests described under Item 3 above in the section entitled “Arrangements with the Company’s Directors and Executive Officers.”

The above discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but indicates the material matters considered. In reaching its determination and recommendation, the Special Committee did not quantify, rank or assign any relative or specific weight to any of the foregoing factors, and individual members of the Special Committee may have considered various factors differently. The Special Committee did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, supported or did not support its ultimate recommendation. The Special Committee based its unanimous recommendation on the totality of the information presented.

The Special Committee believed that the financial analyses presented by Houlihan Lokey, as more fully summarized below under the caption “Opinion of Special Committee’s Financial Advisor,” represented potential valuations of the Company. The Special Committee considered each of the analyses performed by Houlihan Lokey in the context of the fairness opinion provided by Houlihan Lokey as well as various additional factors, as discussed above.

Recommendation of the Board

As of February 25, 2020, the Board consisted of five directors. On February 25, 2020, in reliance on the unanimous recommendations of the Special Committee, the Board, on behalf of the Company:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders;

•	approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and the Plan of Merger and consummate the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger;

•	approved the execution, delivery and performance by the Company of the Merger Agreement and the Plan of Merger and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Offer and the Merger; and

•	recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer.

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In reaching its determination, the Board considered a number of factors, including the following material factors:

•	the Special Committee’s unanimous determination, which the Board adopted, that it was fair to, and in the best interests of, the Company and the Unaffiliated Security Holders that the Company enter into the Merger Agreement, the Plan of Merger and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and the Special Committee’s unanimous recommendation that the Board approve and adopt the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement;

•	the procedural fairness of the transaction, including that the transaction was negotiated by a Special Committee consisting of two independent and disinterested directors who are not affiliated with Parent or the Chairman and are not employees of the Company or any of its subsidiaries, that, to the knowledge of the Board after due inquiry, the members of the Special Committee do not have any material interest in the Offer or the Merger different from, or in addition to, that of the Unaffiliated Security Holders other than their interests described in Item 3 above under the caption “Arrangements with the Company’s Directors and Executive Officers,” and that the Special Committee was advised by its own legal and financial advisors; and

•	the conditions to the closing of the Offer that (a) there will have been validly tendered (and not validly withdrawn) a number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that, together with any other Shares registered in the name of the Purchaser, constitutes at least 90% of the total voting power represented by the outstanding Shares exercisable in a general meeting of the Company immediately before the expiration of the Offer and (b) Purchaser and Parent shall have sufficient fund, after taking into consideration the aggregate proceeds of the debt financing, cash on hand of Purchaser, Parent, the Company and its subsidiaries, available lines of credit and other sources of immediately available funds available to Parent and Purchaser, to pay (x) the aggregate Offer Price assuming all of the Class A Ordinary Shares and ADSs that are issued and outstanding and not owned by Purchaser are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer.

The above discussion of the information and factors considered by the Board is not intended to be exhaustive, but indicates the material matters considered. In reaching its determination and recommendation, the Board did not quantify, rank or assign any relative or specific weight to any of the foregoing factors, and individual members of the Board may have considered various factors differently. The Board did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, supported or did not support its ultimate recommendation. The Board based its unanimous recommendation on the totality of the information presented.

Other than as described in this Schedule 14D-9, the Company is not aware of any firm offer by any other person during the prior two years for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets or a purchase of the Company’s securities that would enable such person to exercise control of the Company.

The Special Committee unanimously recommends that the Unaffiliated Security Holders, and the Board unanimously recommends (upon the unanimous recommendation of the Special Committee) that the Company’s Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer.

Opinion of the Special Committee’s Financial Advisor.

The Special Committee retained Houlihan Lokey to act as its financial advisor in connection with the Proposed Transaction. On February 25, 2020, Houlihan Lokey verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee on the same date), as to the fairness, from a financial point of view, of the consideration of $2.00 per Share or $20.00 per ADS to be received by the Unaffiliated Security Holders in the Proposed Transaction pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the consideration of $2.00 per Share or $20.00 per ADS to be received by the Unaffiliated Security Holders in the Proposed Transaction pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion and did not address any other aspect or implication of the Proposed Transaction or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board, any shareholder or holder of ADSs of the Company or any other person as to how to act or vote with respect to any matter relating to the Proposed Transaction.

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In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the draft dated February 25, 2020 of the Merger Agreement and Plan of Merger by and among the Purchaser, Parent and the Company;

•	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending 2020 through 2024;

•	spoken with certain members of the management of the Company and certain of its and the Committee’s representatives and advisors regarding the businesses, operations, financial condition and prospects of the Company, the Proposed Transaction and related matters;

•	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

•	reviewed the liquidation analysis of the E-Commerce business and Shuabao business of the Company (the “Other Businesses”) prepared by the management of the Company as well as the estimates, assumptions and other material factors considered by the management of the Company in preparing such analysis;

•	reviewed a certificate addressed to Houlihan Lokey from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

In giving its opinion, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. The management of the Company advised Houlihan Lokey, and Houlihan Lokey has assumed, that (i) due to the capital intensiveness of certain businesses of the Company, the inability of the Company to secure third party financing and the recent difficulties faced by the E-Commerce segment of the Company’s businesses, among other factors, the Company expected to wind down its Other Businesses by 2021 and 2022, respectively, and (ii) the Company was unable to adequately finance the operations of its businesses resulting in limited expected growth at Jiedian business. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the liquidation analysis of the Other Businesses of the Company reviewed by Houlihan Lokey were reasonably prepared by the management of the Company in good faith on bases reflecting the best currently available estimates and judgments of such management as to the matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such analysis, or the estimates, assumptions or judgements on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading, except the fact that the Company has delayed in reporting its financial results for the six months ended June 30, 2019 and the likelihood that the Company may restate its financial results for the fiscal years of 2017 and 2018, which, however, as advised by the management of the Company and relied upon and assumed by Houlihan Lokey, will not have any material impact on Houlihan Lokey’s analyses or its opinion.

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Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that were referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Proposed Transaction will be satisfied without waiver thereof, and (d) the Proposed Transaction will be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Proposed Transaction would be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Proposed Transaction would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Proposed Transaction or the Company that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Plan of Merger would not differ in any respect from the draft of the Merger Agreement identified above.

Furthermore, in connection with such opinion, Houlihan Lokey had not been requested to make, have had not made any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business and have relied upon and assumed, without independent verification management estimates for asset value, recoverability, liquidation value, fees, costs and other components of the Company’s liquidation analysis for its Other Businesses. Houlihan Lokey had undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may be a party or was or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Proposed Transaction, (b) negotiate the terms of the Proposed Transaction, or (c) advise the Special Committee, the Board, the Company or any other party with respect to alternatives to the Proposed Transaction. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of such opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of such opinion.

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Houlihan Lokey’s opinion was furnished solely for the use of the Special Committee (solely in its capacity as such) in connection with the Special Committee’s evaluation of the Proposed Transaction, and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of the Company) or used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Proposed Transaction or otherwise. Houlihan Lokey’s opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made, without the prior written consent of Houlihan Lokey.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, the Company, the Purchaser, their respective security holders or any other party to proceed with or effect the Proposed Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Proposed Transaction or otherwise (other than the consideration of the Proposed Transaction to the extent expressly specified in Houlihan Lokey’s opinion), (iii) the fairness of any portion or aspect of the Proposed Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Proposed Transaction as compared to any alternative business strategies or transactions that might be available for the Company, or any other party, (v) the fairness of any portion or aspect of the Proposed Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Proposed Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Proposed Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Proposed Transaction, any class of such persons or any other party, relative to the consideration of the Proposed Transaction or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments by the Special Committee, the Board, the Company, and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Proposed Transaction or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the Proposed Transaction and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Management Projections prepared by the management of the Company and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee in evaluating the Proposed Transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of consideration of the Proposed Transaction or of the views of the Special Committee with respect to the Proposed Transaction or the consideration of the Proposed Transaction. Under the terms of its engagement by the Company, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the Proposed Transaction or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Special Committee, the Board, the Company, the Purchaser, any security holder or creditor of the Company, the Purchaser or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Proposed Transaction were determined through negotiation between the Special Committee and the Purchaser, and the decision to enter into the Merger Agreement was solely that of the Special Committee and the Board.

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Financial Analyses

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on February 25, 2020. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•	Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet) less the amount of its equity-method investments.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing price of the common stock/ADSs of the selected companies listed below as of February 21, 2020. The estimates of the future financial performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Liquidation Analysis for Other Businesses. Due to, among other considerations, the capital intensiveness of certain of Company’s businesses, the inability of the Company to secure third party financing and the recent difficulties faced by the Company in the E-Commerce segment, the Company management’s expectation to wind down Other Businesses, respectively, the highest and best use of the Company’s assets is likely to cease operations of, and liquidate the Other Businesses. Therefore, a liquidation analysis has been performed by the management of the Company on a combined basis for the Other Businesses. The liquidation analysis indicated an implied liquidation reference range of $37.2 million to $105.3 million for the Other Businesses.

Selected Companies Analysis for Jiedian Business. Houlihan Lokey reviewed certain data for selected companies comparable to the Jiedian business of the Company, with publicly traded equity securities, that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of LTM (based on the latest twelve-month information that was publicly available on February 21, 2020 for the selected companies, and the twelve-month period ending December 31, 2019 for the Jiedian business of the Company) revenue.
•	Enterprise value as a multiple of estimated calendar year (“CY”) 2019 revenue.
•	Enterprise value as a multiple of estimated CY 2020 revenue.

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The selected companies included the following:

•	Aaron’s, Inc.
•	FlexShopper, Inc.
•	Rent-A-Center, Inc.
•	AMERCO
•	Avis Budget Group, Inc.
•	CAR Inc.
•	Europcar Mobility Group S.A.
•	Hertz Global Holdings, Inc.
•	Localiza Rent a Car S.A.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 0.90x to 1.20x estimated CY 2019 revenue and 0.80x to 1.10x estimated CY 2020 revenue to corresponding financial data for the Jiedian business of the Company. The selected companies analysis with respect to the Jiedian business of the Company (together the liquidation analysis performed on the Other Businesses by the management of the Company) indicated implied per ADS value reference ranges of $13.68 to $23.85 per Company ADS based on the selected range of multiples of estimated CY 2019 revenue and $13.88 to $24.66 per Company ADS based on the selected range of multiples of estimated CY 2020 revenue, as compared to the consideration of $20.00 per ADS in cash for the Proposed Transaction.

Miscellaneous

Houlihan Lokey was engaged by the Special Committee to act as its financial advisor in connection with the Proposed Transaction and provide financial advisory services, including an opinion to the Special Committee as to the fairness, from a financial point of view, of the consideration of $2.00 per Share or $20.00 per ADS to be received by the Unaffiliated Security Holders in the Proposed Transaction pursuant to the Merger Agreement and the Plan of Merger, as of the date of such opinion. The Special Committee selected Houlihan Lokey to act as its financial advisor based on Houlihan Lokey’s qualifications, expertise and reputation, and its knowledge of the Company’s business and affairs. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Special Committee, Houlihan Lokey is entitled to a fixed fee of $700,000, $300,000 of which became payable upon the execution of Houlihan Lokey’s engagement letter, $400,000 of which became payable upon the earlier of the execution by the Company of the Merger Agreement or the delivery of Houlihan Lokey’s opinion. No portion of Houlihan Lokey’s fee is contingent upon any conclusions set forth in Houlihan Lokey’s opinion or the consummation of the Proposed Transaction. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Purchaser, or any other party that may be involved in the Proposed Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Proposed Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Purchaser, other participants in the Proposed Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, the Purchaser, other participants in the Proposed Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, the Purchaser, other participants in the Proposed Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, other participants in the Proposed Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

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Certain Prospective Financial Information

The Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings, or financial condition. However, the Company’s management prepared certain financial projections of the Company’s Jiedian business for the fiscal years ending December 31, 2020 through December 31, 2024 for the Special Committee and Houlihan Lokey in connection with the financial analysis of the Proposed Transaction (the “Management Projections on Jiedian”). These financial projections, which were based on Company management’s estimates of the Company’s future financial performance as of the date provided, were prepared by the Company’s management for internal use by the Special Committee and for use by Houlihan Lokey in its financial analysis, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. generally accepted accounting principles. No members of the Buyer Group were provided with, and none of such persons were entitled rely to or relied on, any of these financial projections.

The inclusion of the Management Projections on Jiedian should not be regarded as an indication that the Company, the Board, the Special Committee, or Houlihan Lokey considered, or now considers, the Management Projections on Jiedian to be a reliable prediction of future results. No person has made or makes any representation or warranty to any person, including any shareholder of the Company, regarding the information included in the Management Projections on Jiedian.

The Management Projections on Jiedian were prepared by the Company’s management in February 2020, based on certain assumptions that management then believed to be potentially achievable. Although the Management Projections on Jiedian were prepared in good faith by management, no assurance can be made regarding future events and actual results may be significantly higher or lower than forecasted by the Management Projections on Jiedian. The Management Projections on Jiedian also reflect assumptions as of their respective time of preparation as to certain business decisions that are subject to change. Although presented with numerical specificity, the Management Projections on Jiedian are based upon a variety of estimates and numerous assumptions made by management with respect to, among other matters, industry performance, general international business, economic, tax, regulatory, geopolitical, market and financial conditions and the factors described in “Forward-Looking Statements,” beginning on page 27 all of which are difficult to predict, are subject to significant economic and competitive uncertainties, and are beyond the Company’s control. The Management Projections on Jiedian also assume that the Jiedian business of the Company would continue to operate as a standalone business and do not reflect any impact of the Proposed Transaction. Furthermore, the Management Projections on Jiedian do not take into account any failure of the Proposed Transaction to be completed and should not be viewed as reflective of management’s expectations under those circumstances. In addition, because the Management Projections on Jiedian cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the Management Projections on Jiedian will prove accurate, that the projected results will be realized or that actual results will not be significantly higher or lower than projected results. The Management Projections on Jiedian cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such.

Except to the extent required by law, the Company does not intend to update or otherwise revise the Management Projections on Jiedian to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the company compared to the information contained in the projections or that projected results will be achieved.

The Management Projections on Jiedian were not prepared with a view toward public disclosure or complying with U.S. Generally Accepted Accounting Principles (“GAAP”), the published guidelines of the SEC regarding financial projections and forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections and forecasts. Neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in the Management Projections on Jiedian and, accordingly, neither the Company’s independent registered public accounting firm nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information.

24

The following table summarizes the Management Projections on Jiedian:

	2020E	2021E	2022E	2023E	2024E
	(RMB in millions, except for percentages)
Revenues, Net	1,559.7	1,563.2	1,548.0	1,516.3	1,484.9
Growth %	14.3	0.2	(1.0)	(2.0)	(2.1)
Cost of Goods Sold	(986.2)	(1,051.5)	(1,097.2)	(1,005.0)	(955.4)
Gross Profit	573.5	511.7	450.8	511.4	529.5
Margin %	36.8	32.7	29.1	33.7	35.7
Adjusted EBITDA	115.3	51.4	(12.5)	(8.3)	(4.2)
Margin %	7.4	3.3	(0.8)	(0.5)	(0.3)
Growth %	(32.3)	(55.4)	*	*	*
Adjusted EBIT	(63.2)	(120.2)	(169.2)	(93.1)	(60.0)
Margin %	(4.1)	(7.7)	(10.9)	(6.1)	(4.0)

Note: * not meaningful figure

Houlihan Lokey, as the Special Committee’s financial advisor, reviewed with the Special Committee certain financial analyses that were based, in part, on the financial projections on Jiedian business of the Company above. For additional information regarding the analyses by the Special Committee’s financial advisor, see “Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of the Company dated as of February 25, 2020” filed as Exhibit (a)(5)(D) to this Schedule 14D9 and “Opinion of the Special Committee’s Financial Advisor”.

The financial projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Forward-Looking Statements” beginning on page 27 and “Item 3. Key Information—D. Risk Factors” included the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 (incorporated by reference to the Company’s Form 20-F filed with the Securities and Exchange Commission on April 30, 2019).

Intent to Tender

To the knowledge of the Company, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company (other than the Chairman, Parent and Purchaser) currently intends, subject to compliance with applicable law, to tender all Class A Ordinary Shares/ADSs held of record or beneficially owned by such person or entity in the Offer (other than Shares held by the Chairman, Parent or Purchaser), to the extent such executive officer, director, affiliate and subsidiary of the Company (other than the Chairman, Parent and Purchaser) holds of record or beneficially any Class A Ordinary Shares/ADSs.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Under the terms of Houlihan Lokey’s engagement, the Special Committee has agreed to cause the Company to pay Houlihan Lokey a fee, payable as follows: (a) upon the execution of the engagement letter, $300,000; and (b) upon the earlier of the execution by the Company of definitive legally binding documentation with respect to a transaction or Houlihan Lokey’s delivery of the opinion, $400,000. No portion of the fee is contingent upon any conclusions set forth in the Opinion. If the Special Committee is satisfied with Houlihan Lokey’s performance, the Special Committee may pay Houlihan Lokey an additional fee up to $50,000, payable at the Committee’s sole discretion.

The Special Committee has agreed to cause the Company to reimburse Houlihan Lokey for all expenses as they are incurred in connection with its engagement. In addition, the Special Committee has agreed to cause the Company to indemnify Houlihan Lokey and each of its affiliates past present and future, to the fullest extent lawful, from and against any and all losses, claims, damages or liabilities, joint or several, arising out of or related to Houlihan Lokey’s engagement.

25

Additional information pertaining to the retention of Houlihan Lokey by the Company in Item 4 under the heading “Opinion of the Special Committee’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or related matters.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than purchase as set forth in the Merger Agreement and agreements entered into in connection therewith including the transfer of Class B Ordinary Shares to Purchaser by Parent, no transactions with respect to Class A Ordinary Shares or ADSs have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (d) any material change in any present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION.

Appraisal Rights.

Appraisal rights are not available in connection with the Offer. Holders of Class A Ordinary Shares (including holders of Class A Ordinary Shares represented by ADSs) will not be entitled to a vote with respect to the Merger, as Purchaser will be holding at least 90% of the total voting power in the Company and the Merger will be a “short-form” merger in accordance with Part XVI (and in particular Section 233(7)) of the Companies Law, which does not require the vote of the shareholders of the parties to the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company. As the Merger will be a “short-form” merger pursuant to Section 233(7) of the Companies Law and no shareholder vote on the Merger will be held, holders of Class A Ordinary Shares (including holders of Class A Ordinary Shares represented by ADSs) will not be able to exercise dissenters’ rights under Section 238 of the Companies Law, which applies to mergers under the Companies Law in which a shareholder vote is held. A copy of Section 238 of the Companies Law is set forth in Annex C hereto for the information of the Unaffiliated Security Holders.

Anti-Takeover Statutes.

The Company is not aware of any state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law is or becomes applicable to the Company, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective board of directors (or equivalent) will take all actions necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to lawfully eliminate or minimize the effect of such takeover statute on the transactions contemplated under the Merger Agreement. The Merger will be effected under the provisions of the Companies Law.

26

Regulatory Approvals.

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency, other than with the SEC, that would be required as a result of Parent’s or Purchaser’s acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.

Rule 13e-3.

Because the Chairman, Parent and Purchaser are affiliates of the Company, the Offer and other transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning the Company and certain information relating to the fairness of the Offer, the Merger and the consideration offered to the Company’s shareholders in the Offer and the Merger be filed with the SEC and disclosed to the shareholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Parent and Purchaser, and the Rule 13e-3 Transaction Statement filed by the Company (including the exhibits thereto).

Shareholder Approval of the Merger Not Required.

Because the Merger will be consummated as a “short-form” merger of Purchaser and the Company in accordance with Section 233(7) of the Companies Law, such a merger may be consummated without a vote of the Company’s shareholders, if a copy of the Plan of Merger is given to every shareholder of the Company.

Annual Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 (incorporated by reference to the Company’s Form 20-F filed with the Securities and Exchange Commission on April 30, 2019).

Legal Proceedings

No lawsuits challenging the Transactions are currently pending; however, such suits may be filed in the future.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain forward looking statements, including statements relating to the proposed acquisition of the Company by Parent and the expected benefits of the acquisition and other matters that are not historical facts. Statements in this communication that relate to future results and events are forward-looking statements based on the Company’s current plans and expectations and are subject to a number of risks and uncertainties that could cause such plans and expectations, including actual results, to differ materially from those described in these forward-looking statements. You should not place undue reliance on these statements. All statements other than statements of historical fact, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (b) the inability of Parent to complete the Offer or Merger due to the failure to satisfy the Minimum Condition, the Financing Condition or the failure to satisfy other conditions to completion of the proposed Offer and Merger; (c) the failure of the proposed Offer or Merger to close for any other reason; (d) risks related to disruption of management’s attention from the Company’s ongoing business operations due to these transactions; (e) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Merger Agreement; (f) the risk that the pendency of the proposed Offer and Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the proposed Offer and Merger; (g) the effect of the announcement of the proposed Offer and Merger on the Company’s relationships with its customers, operating results and business generally; and (h) the amount of the costs, fees, expenses and charges related to the proposed transactions under the Merger Agreement. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, are discussed in the Company’s Annual Report on Form 20–F for the fiscal year ended December 31, 2018, which was filed with the SEC on April 30, 2019, under the heading “Item 3D. Risk Factors,” and in any subsequently filed Current Reports on Form 6-K filed by the Company with the SEC. Inclusion of any information or statement in this Schedule 14D-9 does not necessarily imply that such information or statement is material. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this Schedule 14D-9 or otherwise, and such information included in this Schedule 14D-9 is based on information currently available and may not be reliable after this date.

27

Item 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated February 26, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(1)(B)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(1)(C)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(1)(E)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020.

(a)(1)(F)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(1)(G)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(5)(A)	Press Release issued by Jumei International Holding Limited on February 25, 2020 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to SEC by the Company on February 25, 2020).

(a)(5)(B)	Opinion of Houlihan Lokey (China) Limited, dated February 25, 2020 (included as Annex B to this Schedule 14D-9).

(a)(5)(C)	Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of the Company dated as of February 15, 2020.

(a)(5)(D)	Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of the Company dated as of February 25, 2020.

(e)(1)	Agreement and Plan of Merger, dated as of February 25, 2020, by and among Jumei International Holding Limited, Super ROI Global Holding Limited and Jumei Investment Holding Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to SEC by the Company on February 25, 2020).

(e)(2)*	Jumei International Holding Limited 2011 Global Share Plan (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(e)(3)*	Jumei International Holding Limited 2014 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

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(e)(4)*	Form of Indemnification Agreement between the Company and its directors and executive officers (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(e)(5)	Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(g)	Not applicable.

*       Indicates a management contract or any compensatory plan, contract or arrangement.

29

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 26, 2020

JUMEI INTERNATIONAL HOLDING LIMITED

By:	/s/ Sean Shao
Name: Sean Shao Title: Chairman of the Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated February 26, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(1)(B)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(1)(C)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(1)(E)

Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020.

(a)(1)(F)

Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(1)(G)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Parent, Purchaser and the Chairman on February 26, 2020).

(a)(5)(A)	Press Release issued by Jumei International Holding Limited on February 25, 2020 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to SEC by the Company on February 25, 2020).

(a)(5)(B)	Opinion of Houlihan Lokey (China) Limited, dated February 25, 2020 (included as Annex B to this Schedule 14D-9).

(a)(5)(C)	Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of the Company dated as of February 15, 2020.

(a)(5)(D)	Discussion Materials prepared by Houlihan Lokey to the Special Committee of the Board of Directors of the Company dated as of February 25, 2020.

(e)(1)

Agreement and Plan of Merger, dated as of February 25, 2020, by and among Jumei International Holding Limited, Super ROI Global Holding Limited and Jumei Investment Holding Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to SEC by the Company on February 25, 2020).

(e)(2)

Jumei International Holding Limited 2011 Global Share Plan (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(e)(3)

Jumei International Holding Limited 2014 Share Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(e)(4)

Form of Indemnification Agreement between the Company and its directors and executive officers (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(e)(5)

Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form F-1 (File No. 333-195229) initially filed with the SEC on April 11, 2014, as amended).

(g)	Not applicable.

ANNEX A
Directors and Executive Officers

Mr. Leo Ou Chen is our founder and has served as our chairman and chief executive officer since our inception. Mr. Chen has also served as our acting chief financial officer since April 2018. Mr. Chen received an MBA degree from Stanford University in 2009, and a bachelor's degree in computer science from Nanyang Technological University in Singapore in 2005.

Mr. Sean Shao currently serves as independent director and chairman of the audit committee of: Luckin Coffee Inc. listed on NASDAQ since May 2019; 21Vianet Group, Inc. listed on NASDAQ since August 2015; Jumei International Holding Ltd. listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd. listed on NYSE since June 2013; UTStarcom Holdings Corp. listed on NASDAQ since October 2012 and China Biologic Products, Inc. since July 2008. He served as the chief financial officer and a Board member of Trina Solar Limited from 2006 to 2008 and from 2015 to 2017, respectively. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation and of Watchdata Technologies Ltd. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants. Mr. Shao is a citizen of Canada. Mr. Shao’s business address is 25th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the PRC.

Mr. Zhenquan Ren has served as our independent director since April 2015. Mr. Ren is a founder of Star VC, a venture capital firm established in 2014. In 2013, Mr. Ren founded Beijing Hot and Spicy Investment Limited Company and established the "Hot and Spicy No.1" hotpot brand. In 2011, Mr. Ren established Ren Quan Studio, which has gone on to produce many well-known TV shows and films in China. Prior to that, Mr. Ren was an actor for Hua Yi Brothers. Mr. Ren graduated from the Shanghai Theatre Academy in 1997 and completed his EMBA at the Cheung Kong Graduate School of Business in 2013. Mr. Ren’s business address is CF05 west Laijin Creative Industrial Park, No.1 Balizhuangdongli, Chaoyang District, Beijing, the PRC.

Ms. Mang Su has served as our independent director since April 2015. From 1994 to 2018, Ms. Su was the president of Trends Media Group, or Trends. Trends is a major magazine publisher in China with over 10 titles, including Cosmopolitan, Esquire, Harper's BAZAAR, Trendshome, and Trendshealth. Ms. Su joined Trends in 1994 where she was instrumental in launching and managing Trend's magazine portfolio. Ms. Su has accumulated extensive media management experience through a career that spans many years and includes a diverse number of roles in editorial, advertising, marketing and distribution positions. Ms. Su launched BAZAAR Charity Night in 2003. Ms. Su graduated from the China Conservatory of Music, and received her EMBA degree from Cheung Kong Graduate School of Business. Ms. Su’s business address is Lockin China, Floor 2 Up Picture, A10 Xi Dian Ji Yi Culture Town, Gao Bei Dian, Chaoyang District, Beijing, the PRC.

Mr. Adam J. Zhao has served as our independent director since March 2016. Mr. Adam J. Zhao has been the chief financial officer and board secretary of PapayaMobile since December 2014. Mr. Adam J. Zhao was an independent director of eLong, Inc. Prior to joining PapayaMobile, Mr. Zhao was the CFO and board secretary of Country Style Cooking Restaurant Chain since January 2012. Prior to that, he was the corporate vice president of Ninetowns Internet Technology Group since August 2007. From 2004 to 2007, he was the CFO of Digital Media Group, which was acquired by VisionChina Media Inc., a Nasdaq-listed company. Mr. Zhao's earlier experiences include investment management positions at New Hope Capital and serving as an investment director at a Hong Kong investment company. Mr. Zhao received his bachelor's degree in economics from Beijing International Study University in 1989 and his MBA from the University of Illinois in Chicago in 2003. Mr. Zhao’s business address is 11th Floor, Building B, Technology & Fortuen Center, No. 8 Xueqing Road, Haidian District, Beijing, 100192, the PRC.

Mr. Huipu Liu has served as our senior vice president since February 2012. Prior to joining us, he was the vice president of human resources and marketing of Jiayuan.com International Ltd., from 2009 and 2011. He was the general manager of Zhejiang Branch of ChinaHR.com from 2007 to 2009. From 2005 to 2007, he served as a deputy manager of the training department of Century 21 Real Estate China. He received his bachelor's degree in engineering from University of Science and Technology Beijing in China in 2003.

A-1

ANNEX B
Opinion of the Special Committee’s Financial Advisor

February 25, 2020

The Special Committee of the Board of Directors of Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District

Beijing 100007

The People’s Republic of China

Dear Members of the Special Committee:

We understand that Super ROI Global Holding Limited (the “Acquiror”), Jumei Investment Holding Limited, a wholly-owned subsidiary of the Acquiror (the “Parent”), and Jumei International Holding Limited (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) the Parent will commence a tender offer for all of the Class A ordinary shares of the Company, with a par value of $0.00025 per share (the “Class A Ordinary Shares”, together with the Class B ordinary shares of the Company, with a par value of $0.00025 per share, the “Shares”) and the American depositary shares of the Company, each representing ten Class A Ordinary Shares (the “ADSs”) that are issued and outstanding and not owned by the Parent (such tender offer, the “Offer”), at a purchase price of $2 per Class A Ordinary Share (the “Per Share Consideration”), which represents $20 per ADS in cash (the “Per ADS Consideration”, together with the Per Share Consideration, the “Consideration”), subject to reduction for any applicable withholding Taxes, without interest, net to the holder, and (b) subsequent to consummation of the Offer, in the event that the Parent acquires Shares representing at least ninety percent (90%) of the voting power of the then outstanding Shares exercisable in a general meeting of the Company, the Parent will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, (i) each Share (other than the Excluded Shares and the Shares represented by the ADSs) outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive the Per Share Consideration, (ii) each ADS outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive the Per ADS Consideration, and (iii) the Company will be the surviving company and become a wholly owned subsidiary of the Acquiror. “Excluded Shares” means, collectively, (a) 50,892,198 Class B Ordinary Shares held by Parent, (b) any other Shares held by Mr. Leo Ou Chen, Acquiror or Parent, the Company or any of their respective subsidiaries, and (c) Shares (including Shares represented by ADSs) reserved (but not yet allocated) for issuance, settlement and allocation upon exercise or vesting of Company Options (as defined in the Agreement) or Company RSUs (as defined in the Agreement).

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey (China) Limited (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Consideration to be received by the holders of Shares and ADSs other than Mr. Leo Ou Chen, Acquiror or Parent, and any of their respective affiliates (collectively, the “Unaffiliated Security Holders”) in the Transaction pursuant to the Agreement is fair to them from a financial point of view.

B-1

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the draft dated February 25, 2020 of the Agreement and Plan of Merger by and among the Acquiror, the Parent and the Company (the “Agreement”);

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending 2020 through 2024;

4.	spoken with certain members of the management of the Company and certain of its and the Committee’s representatives and advisors regarding the businesses, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant;

7.	reviewed the liquidation analysis of the E-Commerce and Shuabao businesses of the Company prepared by the management of the Company as well as the estimates, assumptions and other material factors considered by the management of the Company in preparing such analysis;

8.	reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. The management of the Company has advised us, and we have assumed, that (i) due to the capital intensiveness of certain businesses of the Company, the inability of the Company to secure third party financing and the recent difficulties faced by the E-Commerce segment of the Company’s businesses, among other factors, the Company expects to wind down its E-Commerce and Shuabao business by 2021 and 2022, respectively, and (ii) the Company is unable to adequately finance the operations of its businesses resulting in limited expected growth at Jiedian. In addition, management of the Company has advised us, and we have assumed, that the liquidation analysis of the E-Commerce and Shuabao businesses of the Company reviewed by us have been reasonably prepared by the management of the Company in good faith on bases reflecting the best currently available estimates and judgments of such management as to the matters covered thereby, and we express no opinion with respect to such analysis, or the estimates, assumptions or judgements on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading, except the fact that the Company has delayed in reporting its financial results for the six months ended June 30, 2019 and the likelihood that the Company may restate its financial results for the fiscal years of 2017 and 2018, which, however, as advised by the management of the Company and relied upon and assumed by us, will not have any material impact on our analyses or this Opinion.

B-2

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company, or otherwise have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the Consideration pursuant to the Agreement will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business and have relied upon and assumed, without independent verification management estimates for asset value, recoverability, liquidation value, fees, costs and other components of the Company’s liquidation analysis for its E-Commerce and Shuabao businesses. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Committee, the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished solely for the use of the Committee (solely in its capacity as such) in connection with its evaluation of the Transaction and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of the Company) or used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made, without the prior written consent of Houlihan Lokey.

B-3

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

B-4

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Security Holders in the Transaction pursuant to the Agreement is fair to them from a financial point of view.

Very truly yours,

HOULIHAN LOKEY (CHINA) LIMITED

B-5

ANNEX C
Companies Law Cap. 22 (Law 3 of 1961, as Consolidated and Revised) of the Cayman Islands – Section 238

238. RIGHTS OF DISSENTERS

(1) A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a) his name and address;

(b) the number and classes of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares.

(6) A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

 (9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

C-1

(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

C-2